Exhibit 14

[Note: Approved by the ON Semiconductor Corporation

Board of Directors effective September 19, 2005]

CODE OF

BUSINESS CONDUCT

ON SEMICONDUCTOR CORPORATION

ON Semiconductor Code of Business Conduct	September 19, 2005

Internal Audience Only

TO: All ON Semiconductor Employees

FR: Keith Jackson, President and CEO

DATE: September 16, 2005

Re: Revised Code of Business Conduct – Acknowledgement and Training

In April of this year, ON Semiconductor formally stated its core values of “respect,” “integrity” and “initiative” and began the process of institutionalizing these values to all employees. Related to our core values is our dedication as an organization to effective compliance and ethics systems that include an organizational culture that encourages ethical conduct and a commitment to compliance with the law (i.e., an ethical culture). All employees, individually and collectively, are the key to this ethical culture. The document that best exemplifies our ethical culture at ON is our Code of Business Conduct (“Code”). This is the most essential piece of our overall Compliance and Ethics Program. Consistent with the preceding, the Code continues to be a critical component for general compliance under the Sarbanes-Oxley Act of 2002 (“SOX”) as well as for the specific SOX 404 requirement that ON Semiconductor have an effective system of internal control over financial reporting. In this connection, I want to emphasize with each of you the importance of our Code and let you know that it is time again for us all to begin the process of re-acknowledging a revised and updated Code (“Revised Code”) that was approved by our Board of Directors (“Board”) and its Audit Committee in August 2005.

ON Semiconductor is committed to implementing the required practices that place it in a league with the organizations that set the standard for ethical conduct and strict adherence to all applicable laws and regulations. This ethical behavior will continue to enable us to maintain the trust of our customers, suppliers, partners, other employees and regulators, while sustaining our commitment to our shareholders. A related important practice is for every employee and member of the ON Semiconductor Corporation Board to read, understand and comply with the Revised Code and sign the related acknowledgement. When you complete this process, you do more than acknowledge your understanding and compliance with the contents of the Revised Code – you are signing a living document that we carefully update and revise to meet ever changing business and compliance conditions that we face as a company and that each of us face as employees of ON.

As you may know, we publish and go through a re-acknowledgement process for our Code at least every two years. This year the process includes training on the Revised Code for all ON Semiconductor employees worldwide. You will notice several key differences between the Revised Code and the document you signed and acknowledged two years ago. The most notable differences are summarized below.

•

Incorporation of the Amended Corporate Compliance and Ethics Program – The Revised Code incorporates concepts from the company’s amended Corporate Compliance and Ethics Program adopted by the Board in August 2004. These concepts include the creation of a formal Chief Compliance and Ethics Office, the appointment of a Chief Compliance and Ethics Officer (Sonny Cave), the redesign of the Compliance and Ethics Committee, and the appointment of a worldwide network of Compliance and Ethics Liaisons throughout ON Semiconductor. Our Revised Code has information pertaining to these important developments in the ongoing evolution of our company.

ON Semiconductor Code of Business Conduct	September 19, 2005

•

References to the Enhanced Compliance and Ethics Hotline – The Revised Code references our recently enhanced ON Semiconductor Compliance and Ethics Hotline. Key features of this hotline include multi-language capabilities, round the clock continuous 24/7 access, confidentiality and the option for a caller to remain anonymous, enhanced reporting of call activity, and outsourcing of certain aspects to a very experienced third party vendor.

Employees or other stakeholders who wish to report compliance and ethics concerns or complaints can do so by calling our new Compliance and Ethics Hotline at:

1- 800-243-0186 (from the U.S., Bermuda or Puerto Rico) or,

if you are outside of these areas:

AT&T country access code + 800-243-0186 if you are dialing from an analog telephone

AT&T country access code + ## 800-243-0186 if you are dialing from a digital telephone

•	Integration of Core Values – The Revised Code integrates our core values into its text.

•

Business and Regulatory Update – The Revised Code has been updated for business and regulatory compliance matters that have transpired over the past two years since the prior acknowledgement process was completed at ON Semiconductor.

Please remember that the Revised Code outlines broad principles of legal and ethical business conduct embraced by ON Semiconductor and the mechanisms available for addressing issues and questions. It is not intended to be a complete list of legal or ethical questions you might face in the course of business. Rather, the Revised Code embodies ethical guidelines for each of us to apply in day-to-day business dealings, as well as personal activities that relate to the company. Each ON Semiconductor employee has a responsibility to adhere to and comply with the Revised Code.

As noted above, this year’s Code process also includes training on the Revised Code for all ON Semiconductor employees worldwide. This will be done through a combination of eLearning and instructor led training.

Very shortly, you will be receiving an email message with a link to the Revised Code and related training. Through this link, you can complete the Revised Code training, and read and acknowledge the Revised Code. For employees without access to email, meetings will be scheduled to provide the training and the opportunity to read and acknowledge the Revised Code.

As a company, we have placed significant emphasis on the Code and we require all employees to read, understand and comply with the Revised Code and sign the related acknowledgement. We cannot overemphasize the importance of this process including every employee’s acknowledgement of this document. The requirement to acknowledge the Revised Code is a condition of your continued employment at ON Semiconductor.

Because of your commitment to high standards in ethical business practices, 100 percent of our employee population signed an acknowledgement of the Code two years ago. Please join me in a renewed commitment to attain 100 percent acknowledgement of the Revised Code. This, along with the completion of the Code Training, is just one more way that we demonstrate to ourselves and others our continuing commitment and adherence to an ethical culture here at ON Semiconductor.

Sincerely,

Keith Jackson

ON Semiconductor Code of Business Conduct	September 19, 2005

ON SEMICONDUCTOR

DIRECTOR AND EMPLOYEE ACKNOWLEDGMENT FORM

CODE OF BUSINESS CONDUCT

I have read the Code of Business Conduct and I certify that:

•	I understand the Code of Business Conduct;

•	To the best of my knowledge, I am in compliance with the Code of Business Conduct; and

•	I will continue to comply with the terms of the Code of Business Conduct and the terms of any revisions made to it.

I understand that the failure to sign this Acknowledgment Form or to comply with terms of the Code of Business Conduct could result in disciplinary action, up to and including termination of employment.* I also understand that I will be expected to read and acknowledge my compliance with the Code of Business Conduct at least every 2 years.

*	Subject to local laws and regulations

DIRECTOR’S OR EMPLOYEE’S NAME (printed):

DIRECTOR’S OR EMPLOYEE’S SIGNATURE:

COMMERCE ID:

DATE:

ON Semiconductor Code of Business Conduct	September 19, 2005

TABLE OF CONTENTS

CORE VALUES	1

Introduction	2
Core Values	2
Integrity	2
Respect	2
Initiative	2
Responsibility and Accountability	3
Additional Responsibilities of Managers	3
Compliance and Ethics Program	3
Interpretations	3
Waivers of the Code of Business Conduct	4
Audits; Investigations; Disciplinary Action	4

Directors and Employees of ON Semiconductor	5
Constant Respect	5
Harassment	5
Safety and Health	5
Retaliation	5

Customers and Consumers	6
Product Quality and Safety	6
Sales and Marketing	6
Customer Information	6
Government Customers	6

Business Partners	7
Doing Business with Others	7
Agents and Consultants	7
Subcontractors	7
Joint Ventures and Alliances	7
Purchasing Practices	7
Business Partner Information	7

Shareholders	8
Protecting ON Semiconductor Assets	8
Confidential Proprietary Information	8
Inside Information and Securities Trading	8
Accuracy of Company Records	8
Recording and Retaining Business Communications	8

Competitors	9
Competitive Information	9
Fair Competition and Antitrust	9

Communities	10
Community Service	10
Personal Community Activities	10
Environment	10
Communicating with External Audiences	10

Governments	11
Compliance with the Law	11
ON Semiconductor Political Activities	11
Anti-Corruption Laws	11
Crossing National Borders	11

Conflicts of Interest	12
General Guidance	12
Outside Employment	12
Board Memberships	12
Family Members and Close Personal Relationships	12
Loans to Directors and Employees	12
Investments	12

ON Semiconductor Code of Business Conduct	September 19, 2005

Gifts	13
Gifts to Directors and Employees of ON Semiconductor	13
Entertainment	13
Entertainment of Directors and Employees of ON Semiconductor	13
Travel	14
Acceptance of Travel Expenses	14
Providing Travel	14

Financial Code of Ethics	15
Providing Financial Information	15
Special Responsibility	15
Violations of the Financial Code of Ethics and Reporting of Violations	15

How to Get Help	16
Core Values	16
Compliance Officer	16
Reporting Concerns	17

ADDENDUM	18
AT&T Access Codes for Selected Countries	18

ON Semiconductor Code of Business Conduct	September 19, 2005

CORE VALUES

Integrity • Respect • Initiative

We are a performance-based company committed to profitable

growth, world-class operating results, benchmark quality and delivering superior customer and shareholder value.

We must all practice core values to make ON Semiconductor a

great place to work.

ON Semiconductor Code of Business Conduct	1	September 19, 2005

INTRODUCTION

Times will change. Our products will change. Our people will change. Our customers will change. What will not change is our commitment to our core values.

Core Values

Core values, formerly called our “key beliefs,” define who we are—as individuals and as a Company (as defined below). We are a performance-based Company committed to profitable growth, world-class operating results, benchmark quality and delivering superior customer and shareholder value. We must all practice core values to make ON Semiconductor a great place to work.

Integrity

We say what we mean and are accountable for delivering our commitments on time. We address issues in an objective, fact based and constructive fashion without fear of reprisal. When a decision has been made we all execute to support it. We comply with all legal requirements and hold ourselves to the highest standards of ethical conduct.

Respect

We treat each other with dignity and respect. We share information and encourage divergent viewpoints in an open and honest environment. We draw out the best in each other recognizing that diversity of backgrounds and experience are key strengths. We all win when we support each other by placing the success of the Company above individual interests.

Initiative

We take informed risks while making data based decisions. If a problem exists we are individually responsible to see it through to rapid resolution. We value people who demonstrate a positive, “can-do” attitude, while collaborating to win. We work smart and with a sense of urgency.

Each of us is expected to demonstrate these core values in our roles as directors and employees of ON Semiconductor Corporation and its subsidiaries. (For purposes of this Code of Business Conduct (“Code”), we are considering a subsidiary to be any corporation or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by ON Semiconductor Corporation. Within this Code, ON Semiconductor Corporation and its subsidiaries are referred to as “ON Semiconductor” or the “Company”.)

Purpose of the Code of Business Conduct

This Code is a guide to help directors and employees of ON Semiconductor adhere to ON Semiconductor’s high ethical standards—and their own. It summarizes many of the laws that ON Semiconductor and all directors and employees of ON Semiconductor are required to live by. The Code goes beyond the legal minimums, however, by describing the ethical values we share as directors and employees of ON Semiconductor.

This Code is neither a contract, nor a comprehensive manual that covers every situation that directors and employees of ON Semiconductor throughout the world might encounter. It is a guide that highlights key issues and identifies ON Semiconductor policies and resources to help you reach decisions that will make you and ON Semiconductor proud.

ON Semiconductor Code of Business Conduct	2	September 19, 2005

Responsibility and Accountability

As directors and employees of ON Semiconductor, each of us has the personal responsibility to make sure that, in discharging our duties and responsibilities as directors and employees of ON Semiconductor, we abide by this Code and applicable laws. Wherever we do business, the directors and employees of ON Semiconductor comply with all applicable laws, rules, regulations and standards. The standards in this Code must be interpreted in light of the law and practices of the countries where we operate. If a conflict exists between the Code and local law, local law must prevail. If you have any questions or concerns about illegal or unethical acts at ON Semiconductor, check with your supervisor, your CEL or the CCEO (both, as defined below). If you have knowledge of actual or potentially serious violations of laws, regulations or this Code, you should promptly communicate this knowledge to the CCEO, your CEL, any member of the Law or Human Resources Departments, your supervisor or, if you prefer to do so on an anonymous basis, by calling the Compliance and Ethics Hotline in accordance with the policies and practices set forth in this Code. See the Financial Code of Ethics section of this Code for information on reporting violations associated with the Financial Code of Ethics. If a superior receives such a report, he or she should immediately notify the appropriate CEL, the CCEO or the Law or Human Resources Department

Each director and employee of ON Semiconductor is expected to read and abide by the entire Code.

Additional Responsibilities of Managers

All employees who reasonably and in good faith suspect violations of the Code have a responsibility to report such suspected violations. However, employees with supervisory and review responsibilities have a higher duty to detect and deter violations of this Code. ON Semiconductor managers are expected to lead according to our standards of ethical conduct, in both words and actions. If you are a manager, you are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models by showing respect and consideration for each of their associates. You also need to be diligent in looking for indications that unethical or illegal conduct has occurred and put into place and maintain effective monitoring, review and control procedures which will prevent or detect acts of wrongdoing.

Compliance and Ethics Program

The Board of Directors approved amendments to the Corporate Compliance and Ethics Program (“Compliance Program”) in August 2004, including the creation of the Corporate Compliance and Ethics Office (“Compliance Office”) to administer the Compliance Program, and the appointment of the General Counsel as the Chief Compliance and Ethics Officer (“CCEO”) who has the responsibility and authority to lead the Compliance Office, and, in consultation with the Law Department, to interpret and apply the Code. The CCEO appointed a Corporate Compliance and Ethics Committee (“CCEC”) and appointed Compliance and Ethics Liaisons (“CELs” or “CEL”) worldwide to assist in, among other things, implementing, administering, monitoring and reporting relating to the Code. Periodic communications from the Company provide information on the identity of and methods for contacting the CCEO and the CELs. If you are unsure of the identity of the CCEO and/or the CELs, you should contact your supervisor or the Law Department.

Interpretations

The CELs are designated as the first point of contact for employees within their organizations to discuss any compliance and ethics issues related to the Code. CELs currently consist of representatives from Finance, Human Resources, Legal, Internal Audit and/or Finance Compliance Group, Security, Sales and Marketing, Manufacturing, each Business Division, each major Manufacturing Site and other major sites or operations. The CELs have been specifically trained to assist you with any questions relating to how the compliance and ethics guidelines should be interpreted or applied, including many aspects of the Code. The CCEO, in consultation with the General Counsel, if applicable, is responsible for interpreting and applying the guidelines in this Code to specific situations in which questions may arise. Any

ON Semiconductor Code of Business Conduct	3	September 19, 2005

questions relating to how these guidelines should be interpreted or applied should be addressed directly or through your supervisor to the CEL representing your business department, site or operation and will be discussed with the CCEO, if appropriate. All employees should feel free to raise any relevant questions or concerns directly to the CCEO.

Waivers of the Code of Business Conduct

Any employee who believes that an exception to any of these guidelines is appropriate should contact his or her immediate supervisor. If the immediate supervisor agrees that an exception is appropriate, the supervisor should seek the approval of the applicable CEL, who will determine applicable waivers in conjunction with the CCEO and Board of Directors, if necessary. Waivers granted to the principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or any other executive officers for ON Semiconductor Corporation, and waivers granted to its directors, will be granted by the Board of Directors and will be disclosed to the public as and when required by the laws and rules of the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. (“NASDAQ”).

Audits; Investigations; Disciplinary Action

The CCEO will conduct periodic audits of compliance with this Code. Allegations of potential wrongdoing will be investigated by the Company and, upon the advice of the CCEO, CEO, General Counsel and/or the Vice President of Human Resources, will be reported to the Board of Directors or an appropriate committee.

Failure to abide by this Code and the law at ON Semiconductor will lead to disciplinary measures appropriate to the violation, which may include counseling, reprimands, warnings, suspensions with or without pay, demotions, salary reductions, restitution and termination of employment. The Company reserves the right to report information on certain Code incidents to governmental authorities as necessary and appropriate to protect its interests and/or comply with relevant and applicable legal requirements.

ON Semiconductor Code of Business Conduct	4	September 19, 2005

DIRECTORS AND EMPLOYEES OF ON SEMICONDUCTOR

We respect the dignity of each and every individual director and employee of ON Semiconductor.

Constant Respect

We will treat each other with respect and fairness at all times, just as we wish to be treated ourselves. We will value the difference of diverse individuals from around the world. Employment decisions will be based on business reasons such as qualifications, talents and achievements, and in compliance with applicable laws, regulations, standards and rules wherever we do business, including those covering minimum wage, discrimination, child labor, and maximum working hours.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on age, gender, racial or ethnic characteristics and unwelcome sexual advances. You are encouraged to speak out when a co-worker’s conduct makes you or others uncomfortable, and to report harassment when it occurs.

Safety and Health

All directors and employees of ON Semiconductor are responsible for maintaining a safe workplace by following safety and health rules and practices. You are responsible for immediately reporting accidents, injuries, and unsafe equipment, practices or conditions to a supervisor or other designated person. ON Semiconductor is committed to keep its workplaces free from hazards.

In order to protect the safety of all directors and employees, each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively.

Threats or acts of violence or physical intimidation are prohibited.

Retaliation

Any person who takes any action in retaliation against any director or employee who has in good faith raised any question or concern about compliance with this Code will be subject to serious sanctions, which may include dismissal for cause. In addition, any person who takes any action in retaliation against any employee for reasonably and in good faith invoking their rights under labor or employment law will be subject to serious sanctions, which may include dismissal for cause. Making reports that are known to be false or made in bad faith is also unacceptable and may be subject to disciplinary action.

ON Semiconductor Code of Business Conduct	5	September 19, 2005

CUSTOMERS AND CONSUMERS

ON Semiconductor exists to satisfy its customers.

Product Quality and Safety

We must maintain ON Semiconductor’s valuable reputation and compliance with our quality processes and safety requirements. We damage our good name when we ship products or deliver services that fail to live up to ON Semiconductor standards.

Sales and Marketing

We will build long-term relationships with our customers by demonstrating honesty and integrity. All our marketing and advertising will be accurate and truthful. Deliberately misleading messages, omission of important facts or making false claims about competitors’ offerings is never acceptable.

We will only obtain business legally and ethically. Bribes or kickbacks are never acceptable. Guidance concerning customer gifts, travel and entertainment is in the Conflicts of Interest section of this Code.

Customer Information

We will protect customer information that is sensitive, private or confidential just as carefully as our own. Only those who have a need to know should have access to confidential information.

Government Customers

We must take special care to comply with all legal and contractual obligations in dealing with governments. National and local governments all around the world have specific and varied procurement laws and regulations that have been established to protect the public interest. These laws generally prohibit or put strict limits on gifts, entertainment and travel offered to government officials. They also often apply to the hiring of current or recently retired officials and their families, and to any conduct that may be viewed as improperly influencing objective decision-making. Many other laws strictly govern accounting and billing practices applied to the fulfillment of government contracts and subcontracts.

These laws are applicable to ON Semiconductor and all our directors and employees worldwide. When ON Semiconductor is using suppliers or subcontractors to fulfill its commitments, we may also be responsible for communicating these unique governmental requirements to them. If you deal with government officials and contracts, you are responsible for knowing and complying with applicable laws and regulations.

ON Semiconductor Code of Business Conduct	6	September 19, 2005

BUSINESS PARTNERS

Building quality relationships with other companies gives ON Semiconductor a competitive advantage.

Doing Business with Others

We will not purposely do business with others who are likely to harm ON Semiconductor’s reputation. All arrangements with third parties must comply with this ON Semiconductor policy and the law. We will not use a third party to perform any act prohibited by law or by this Code. For example, we will avoid doing business with others who intentionally and continually violate the law. These laws include, for example, local environmental, employment, safety and anti-corruption statutes.

Agents and Consultants

Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product or work that is actually being done. We will not pay commissions or fees that we have reason to believe will become bribes.

Subcontractors

Subcontractors play a vital role in the fulfillment of many of our contracts. In some cases, the subcontractor is highly visible to our customers. It is therefore very important to ensure that our subcontractors preserve and strengthen ON Semiconductor’s reputation by acting consistently with our Code.

Joint Ventures and Alliances

ON Semiconductor will strive to ally with companies that share our commitment to ethics. We will also work to make the standards of our joint ventures compatible with our own.

Purchasing Practices

We will make purchasing decisions based solely on the best interest of ON Semiconductor. Suppliers win ON Semiconductor business based on product or service suitability, price, delivery and quality. Purchasing agreements should be documented, and clearly identify the services or products to be provided, the basis for earning payment and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided.

Business Partner Information

We will protect business partner information that is sensitive, privileged or confidential just as carefully as our own. Only those who have a need to know should have access to confidential information. In addition, we will take the steps necessary to ensure that our business partners protect the ON Semiconductor confidential information provided to them.

ON Semiconductor Code of Business Conduct	7	September 19, 2005

SHAREHOLDERS

We will treat the investment of our shareholders as if it were our own.

Protecting ON Semiconductor Assets

We have a responsibility to protect the ON Semiconductor assets entrusted to us from loss, damage, misuse or theft. ON Semiconductor assets, such as funds, products or computers, may only be used for business purposes or other purposes approved by management. ON Semiconductor assets may never be used for illegal purposes of any kind.

Confidential Proprietary Information

Directors and employees have a duty to safeguard all confidential proprietary information by marking information accordingly, keeping it secure and limiting access to those who have a need-to-know in order to do their job. Confidential proprietary information includes any non-public information, including, but not limited to, technical, engineering, designs, specifications, processes, manufacturing, financial, sales, marketing, management, quality control, or other information related to the business operations of the Company. It also includes information that suppliers and customers have entrusted to us on a confidential basis. The obligation to preserve confidential proprietary information continues even after employment ends.

Inside Information and Securities Trading

Directors and employees of ON Semiconductor are not allowed to trade in securities or any other kind of property based on knowledge that comes from their position with ON Semiconductor, if that information hasn’t been reported publicly. It is against the laws of many countries, including the U.S., to trade or to “tip” others who might make an investment decision based on inside information. For example, using non-public information to buy or sell the stock of ON Semiconductor Corporation, or an ON Semiconductor supplier or customer is prohibited. In this regard, you are responsible for complying with the ON Semiconductor Insider Trading Policy.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes business data such as quality, safety and personnel records, as well as all financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to ON Semiconductor’s system of internal controls. No false or artificial entries may be made. When a payment is made, it can only be used for the purpose spelled out on the supporting document. See the Financial Code of Ethics section of this Code for other financial information considerations.

Recording and Retaining Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications may become public through litigation, government investigations and the media. Avoid exaggeration, colorful language, guesswork, legal conclusions, derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail and “informal” notes or memos. Records should always be retained and destroyed in accordance with ON Semiconductor’s record retention and management policies. Destruction or alteration of documents to obstruct any pending or threatened investigation or proceeding or in contemplation of a proceeding is strictly prohibited.

ON Semiconductor Code of Business Conduct	8	September 19, 2005

COMPETITORS

We compete aggressively but with integrity at the same time.

Competitive Information

We must never use any illegal or unethical methods to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

If information is obtained by mistake that may constitute a trade secret or confidential information of another business, or if you have questions about the legality of information gathering, consult the CCEO or the Law Department.

Fair Competition and Antitrust

ON Semiconductor and all our directors and employees must comply with the antitrust and unfair competition laws of the many countries where we do business. These laws are complex and vary considerably from country to country. They generally concern:

•	Agreements with competitors that harm customers, including price fixing and allocations of customers or contracts;

•

Agreements that unduly limit a customer’s ability to sell a product, including establishing the resale price of a product or service or conditioning the sale of products on an agreement to buy other ON Semiconductor products and services; and

•	Attempts to monopolize, including pricing a product below cost in order to eliminate competition.

If you have any questions about whether your actions may violate competition laws, talk to the CCEO or the Law Department.

ON Semiconductor Code of Business Conduct	9	September 19, 2005

COMMUNITIES

ON Semiconductor is a responsible citizen in all the communities where we do business.

Community Service

We serve society by providing life-enhancing products and services at a fair price and by actively supporting the communities where we operate. ON Semiconductor and directors and employees of ON Semiconductor throughout the world provide generous financial and voluntary support to thousands of worthwhile community programs.

Personal Community Activities

You are free to support community, charity and political organizations and causes of your choice, as long as you make it clear that your views and actions are not those of ON Semiconductor. You should ensure that your outside activities do not interfere with your job performance.

No director or employee of ON Semiconductor may pressure another director or employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious or charitable causes.

Environment

We will respect the environment by complying with all applicable environmental laws in all countries in which we conduct operations. ON Semiconductor is committed to the protection of the environment by minimizing the environmental impact of our operations and operating our businesses in ways that will foster a sustainable use of the world’s natural resources. Directors and employees of ON Semiconductor need to support this commitment by complying with ON Semiconductor’s environmental policies and programs. Notify management if hazardous materials come into contact with the environment or are improperly handled or discarded.

Communicating with External Audiences

To ensure professional and consistent handling, requests from the media should be forwarded to the local communications group, the Company’s Public Relations Department or their successor groups or departments. Unfortunately, many well-intentioned interviewees have had their version of stories misinterpreted by reporters. Let the experts handle these communications. Similarly, requests from financial analysts and shareholders should be forwarded to Investor Relations in the ON Semiconductor Corporation Finance Department. In this regard, you are responsible for complying with the ON Semiconductor Disclosure Policy.

Directors and employees of ON Semiconductor are expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the CCEO or the Law Department before responding to any non-routine requests. All information provided must be truthful and accurate. We will not alter or destroy documents or records in response to an investigation or other lawful request.

ON Semiconductor Code of Business Conduct	10	September 19, 2005

GOVERNMENTS

As a responsible citizen, it is our obligation to obey the law.

Compliance with the Law

Directors and employees of ON Semiconductor around the world are required to comply with all applicable laws and regulations wherever we do business. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law. If you have any questions or concerns about the legality of an action, you are responsible for checking with the CCEO and/or the Law Department as described more fully at the end of this Code.

ON Semiconductor Political Activities

No director or employee of ON Semiconductor may, except with approval from the CCEO or the Law Department, make any political contribution for ON Semiconductor or use ON Semiconductor’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. This includes any contribution of value. Additionally, lobbying activities or government contacts on behalf of ON Semiconductor, other than sales activities, should be coordinated with the CCEO or the Law Department.

Anti-Corruption Laws

ON Semiconductor will comply with the anti-corruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act which applies to its global business. Directors and employees of ON Semiconductor will not directly or indirectly offer or make a corrupt payment to government officials, including employees of state-owned enterprises. These requirements apply to ON Semiconductor employees, directors and agents, such as third party sales representatives, no matter where they are doing business. If you are authorized to engage agents, make sure that they are reputable and require them, whenever possible, to agree in writing to ON Semiconductor’s standards in this area.

Crossing National Borders

When importing or exporting products, services, information or technology, ON Semiconductor will comply with applicable U.S. and other international and national laws, regulations and restrictions. In addition, if you travel internationally on Company business you are also subject to laws governing what you import and export. Directors and employees of ON Semiconductor are responsible for knowing the laws that pertain to them and for checking with their import/export compliance manager when in doubt.

ON Semiconductor Code of Business Conduct	11	September 19, 2005

CONFLICTS OF INTEREST

We will make business decisions based on the best interests of ON Semiconductor.

General Guidance

Business decisions and actions must be based on the best interests of ON Semiconductor and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of ON Semiconductor. General guidelines to help directors and employees of ON Semiconductor better understand several of the most common examples of situations that may cause a conflict of interest are listed below. However, you are required to disclose to your supervisor, your CEL or the CCEO any situation that may be, or appear to be, a conflict of interest. When in doubt, it is best to disclose and, when appropriate, get approval as discussed below.

Outside Employment

Directors and employees of ON Semiconductor may not work for or receive payments for services from any competitor, customer, distributor or supplier of ON Semiconductor without approval of the CCEO, Law Department or the Board of Directors, as appropriate. Even where approval is granted, directors and employees must take appropriate steps to separate Company and non-Company activities. In the case of employees, any outside activity must be strictly separated from ON Semiconductor employment and should not harm your job performance for ON Semiconductor.

Board Memberships

Employees serving on a board of directors or a similar body for an outside company or government agency must obtain the advance approval of the CCEO, the Law Department or the Board of Directors, as appropriate. Helping the community by serving on boards of non-profit or community organizations is encouraged and does not require prior approval.

Family Members and Close Personal Relationships

You may not use personal influence to get ON Semiconductor to do business with a company in which you, your family member or your friend has an interest. Employees who have relatives or friends that work for competitors should bring this fact to the attention of their supervisor and discuss any difficulties that might arise and take appropriate steps to minimize any potential conflict of interest.

Loans to Directors and Employees

Loans to and guarantees of the obligations of directors or employees incurred for personal reasons may also present a conflict of interest. Most loans to ON Semiconductor Corporation’s directors and executive officers are prohibited by law. It is the Company’s policy that loans will generally not be made to directors or executive officers of ON Semiconductor Corporation.

Investments

Directors and employees must not make any personal investment if the investment might affect or appear to affect your ability to make unbiased business decisions for the Company. You must not allow your existing investments to affect or appear to affect your unbiased business decisions for the Company. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if you have an investment in a competitor, supplier, customer, distributor or similar entity and your decisions may have a business impact on this outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to your supervisor or CEL, and discussed with the CCEO or the Law Department.

You are also prohibited from directly or indirectly buying, or otherwise acquiring, rights to any property or materials, when you know that ON Semiconductor may be interested in pursuing such an opportunity.

ON Semiconductor Code of Business Conduct	12	September 19, 2005

Gifts

Gifts are not always physical objects—they might also be services, favors or other items of value.

Gifts to Directors and Employees of ON Semiconductor

Directors and employees of ON Semiconductor should not accept gifts that are excessive in value in connection with their positions with the Company. Acceptance of any gift that has a material value should be discussed in advance with your supervisor, your CEL, the CCEO or the Law Department. No director or employee may accept bribes, kickbacks or payoffs. We will not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

In some rare situations, it would be impractical or harmful to refuse or return a gift. When this happens, discuss the situation with your supervisor, your CEL, the CCEO or the Law Department.

Gifts Given by ON Semiconductor

Some business situations call for giving gifts. ON Semiconductor’s gifts must be legal, reasonable and approved in advance by your supervisor. Directors and employees of ON Semiconductor must never pay bribes.

We understand that gift-giving practices vary among cultures. Our local gift policies and guidelines address this. Find out if you have one for your region.

We will not provide any gift if it is prohibited by law or the policy of the recipient’s government or organization. For example, the employees of many government entities around the world are prohibited from accepting gifts. Get approval from your supervisor, your CEL, the CCEO or the Law Department in each instance.

Entertainment

We consider “entertainment” to include a representative of both parties at the event.

Entertainment of Directors and Employees of ON Semiconductor

Directors and employees of ON Semiconductor don’t accept entertainment that is excessive in value. In most cases we can accept entertainment that is reasonable in the context of the business, such as accompanying a business associate to a cultural or sporting event or to a business meal. Acceptance of any offer of entertainment that has a material value should be discussed in advance with your supervisor, your CEL, the CCEO or the Law Department. We will not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

If accepting the entertainment might appear to influence your independent judgment on behalf of ON Semiconductor or may otherwise seem inappropriate, turn down the offer, pay the true value of the entertainment yourself or discuss the situation with your supervisor, your CEL, the CCEO or the Law Department. In some rare situations, it would be impractical or harmful to refuse to attend offered entertainment. When this happens, discuss the situation with your supervisor, your CEL, the CCEO or the Law Department.

ON Semiconductor Code of Business Conduct	13	September 19, 2005

Entertainment by ON Semiconductor

We may provide entertainment that is reasonable in the context of the business. If you have a concern about whether providing entertainment is appropriate, discuss it with your supervisor, your CEL, the CCEO or the Law Department in advance.

We understand that entertainment practices vary among cultures. Our local entertainment policies and guidelines address this. Find out if you have one for your region.

We will not provide entertainment if it is prohibited by law or the policy of the recipient’s government or organization. For example, the employees of many government entities around the world are prohibited from accepting a gift of entertainment. Get prior approval from your supervisor, your CEL, the CCEO or the Law Department in each instance.

Travel

Acceptance of Travel Expenses

Directors and employees of ON Semiconductor may accept transportation and lodging provided by an ON Semiconductor supplier or other third party, if the trip is for business and is approved in advance by the employee’s supervisor. All travel accepted must be accurately recorded in the employee’s or director’s travel expense records.

Providing Travel

Unless prohibited by law or the policy of the recipient’s organization, ON Semiconductor may pay the transportation and lodging expenses incurred by customers, agents or suppliers in connection with a visit to an ON Semiconductor facility or product installation. The visit must be for a business purpose, for example, on-site examination of equipment, contract negotiations, or training.

All travel by government officials that is sponsored or paid for by ON Semiconductor must be approved in advance by either the CCEO or the Law Department and either a Senior Vice President or the CEO of ON Semiconductor Corporation.

ON Semiconductor Code of Business Conduct	14	September 19, 2005

FINANCIAL CODE OF ETHICS

As a public company, it is our obligation to make sure that our public reports are accurate, complete, fair and understandable.

Providing Financial Information

Directors and employees of ON Semiconductor may be called upon to provide information to be used in our public reports. We expect all our personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to our public disclosure requirements.

Special Responsibility

The Finance Department, certain Company officers and the directors of ON Semiconductor Corporation bear a special responsibility for promoting integrity within the Company and ensuring the accuracy and completeness of the public disclosures provided by ON Semiconductor. Because of this special role, each member of the Board of Directors, the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and each member of the Finance Department of ON Semiconductor Corporation and each of its subsidiaries is bound by the following Financial Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;

•	Provide information that is accurate, complete, objective, relevant, timely and understandable;

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Act in good faith, responsibly, with due care and competence, and without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

•

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of one’s work for personal advantage;

•	Share knowledge and maintain skills important and relevant to the Company’s business;

•	Promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community;

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to him or her;

•

Promptly report any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Financial Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict to one or more of the persons listed above.

Violations of the Financial Code of Ethics and Reporting of Violations

Violations of this Financial Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination. If you believe that a violation of the Financial Code of Ethics has occurred, contact the CCEO or the General Counsel or, if you prefer to do so on an anonymous basis, call the Compliance and Ethics Hotline at the numbers listed below. The Compliance and Ethics Hotline was implemented to comply with Section 10A(m)(4) of the Exchange Act and Rule 10A-3, applicable U.S. listing standards as well as Section 8B2.1(b)(5) of the United States Sentencing Commission Guidelines (United States Sentencing Guidelines, Guidelines Manual, Section 8B2.1 (Nov. 2004)) (as each may be amended from time to time), and for the purpose of protecting employees who make good faith complaints.

•	It is against Company policy to retaliate against any director or employee for reasonable and good faith reporting of violations of the Financial Code of Ethics.

ON Semiconductor Code of Business Conduct	15	September 19, 2005

How to Get Help

Employees who have questions about the ON Semiconductor Code of Business Conduct should first consult their supervisor or manager. Employees who are uncomfortable with discussing the issue with a supervisor or manager should consult with another member of management, Human Resources, CELs, the CCEO or the Law Department. The CELs are available to assist you in raising questions to the CCEO or the Law Department. Directors should consult the Board of Directors, its Chairman, the CCEO or the Law Department regarding questions about the Code.

Our Open Door Policy allows you the freedom to approach any level of management with your concerns. The Company has also established a hotline that can be accessed by telephone. Directors or employees who use the hotline are guaranteed confidential treatment. All director and employee communications made in good faith will be treated promptly and professionally and without risk of any retribution whatsoever.

Core Values

It would be wonderful if the right thing to do were always perfectly clear. In the real world of business, however, things are not always obvious. If you are ever in a situation where the “right thing” is unclear or doing the right thing is difficult, remember our core values.

Does my action reflect ON Semiconductor’s core values

of integrity, respect and initiative?

To ON Semiconductor directors and employees? To customers?

To business partners, competitors and shareholders?

To the government? To the public?

If you wouldn’t want your action

to appear in the media,

it’s probably not the right thing to do.

Compliance Officer

The CCEO of the Company has been appointed the Compliance Officer for the Code of Business Conduct.

ON Semiconductor Code of Business Conduct	16	September 19, 2005

Reporting Concerns

Directors and employees are encouraged to and should report to the Company any situation in which they reasonably and in good faith believe that a director, employee or consultant of the Company or any of its subsidiaries may not be adhering to the guidelines set forth in this Code or any other situation in which they reasonably and in good faith believe the guidelines are not being observed. Make this report to the CCEO, your CEL, any member of the Law or Human Resources Department, your supervisor or, if you prefer to do so on an anonymous basis, by calling the Compliance and Ethics Hotline, formerly called the Ethics Hotline. The Compliance and Ethics Hotline was implemented to comply with Section 10A(m)(4) of the Exchange Act and Rule 10A-3, applicable U.S. listing standards, as well as Section 8B2.1(b)(5) of the United States Sentencing Commission Guidelines (United States Sentencing Guidelines, Guidelines Manual, Section 8B2.1 (Nov. 2004)) (as each may be amended from time to time), and for the purpose of protecting employees who make good faith complaints. See the Financial Code of Ethics section of this Code for information on reporting violations associated with the Financial Code of Ethics. The Compliance and Ethics Hotline is toll-free and has recent enhancements that include, among other things, multi-language capabilities and round-the-clock continuous access. The CELs are also available to assist you in raising concerns to the CCEO or the Law Department. If a supervisor receives such a report, he or she should immediately notify the appropriate CEL, the CCEO or the Law or Human Resources Department.

Compliance and Ethics Hotline: 1-800-243-0186 (from the U.S., Bermuda or Puerto Rico) or, if you are outside of these areas:

AT&T country access code* + 800-243-0186 if you are dialing from an analog telephone

AT&T country access code + ## 800-243-0186 if you are dialing from a digital telephone

CCEO direct phone: 1-602-244-5226

Law Department: 1-602-244-3839**

Please note that ON Semiconductor periodically publishes information to all employees regarding the use and operation of the new Compliance and Ethics Hotline. In an announcement issued on July 8, 2005, the CCEO reported that the hotline can be accessed in countries where ON Semiconductor has a significant presence, except for France and Germany. Use of the hotline in those two countries (and others as necessary and appropriate) will be reviewed on a continuous basis in light of local laws and practices. Any changes to procedures governing the use and operation of the hotline will be promptly communicated to all employees. If you are unsure whether you have the most current information regarding the hotline, please check with the CCEO, the Law Department or your CEL for the latest update.

*

See Addendum to Code which provides a website link to an AT&T site listing all AT&T Access Codes by country. The Addendum also lists the AT&T Access Codes for the major countries in which ON Semiconductor operates facilities or conducts business. These numbers are subject to change by AT&T.

**	You can use this telephone number if you prefer to call the Law Department directly.

ON Semiconductor Code of Business Conduct	17	September 19, 2005

ADDENDUM

AT&T Access Codes for Selected Countries

To place calls from countries outside the United States, you must dial the AT&T Access Code before you dial the Compliance and Ethics Hotline Number. Below are AT&T Access Codes for selected countries in which ON Semiconductor operates facilities or conducts business.

COUNTRY	AT&T ACCESS CODE
China – the Beijing region	108-888
China – the Shanghai, Shenzhen and Guangzhou regions	108-11
Czech Republic	00-800-222-55288
France	0800-99-00-11
Germany	0800-225-5288
Hong Kong	###-##-#### or ###-##-####
Israel	1-800-94-94-949
Japan – to place calls using KDD	00-539-111
Japan – to place calls using IDC	00-665-5111
Japan – to place calls using JT	00-441-1111
Malaysia	1-800-80-0011
Philippines	105-11
Singapore	800-011-1111 or 800-001-0001
Slovakia	0-800-000-101
Taiwan	00-801-102-880

Please note that the above list of AT&T Access Codes may be changed by AT&T so it is advisable to check the AT&T Access Code website for code verification before making a call. The AT&T Access Code website is www.ATT.com/traveler.

ON Semiconductor Code of Business Conduct	18	September 19, 2005